UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of June 2024
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On June 5, 2024, InflaRx N.V. (the “Company”) issued a press release titled, “InflaRx Hosts R&D Event Highlighting the Promise of INF904.” In connection with such announcement, on June 5, 2024, the Company hosted a virtual R&D event and presented its corporate presentation on immuno-dermatology where the Company provided details and developments on its oral C5aR inhibitor INF904.

A copy of the press release and the corporate presentation are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, which shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 5, 2024
99.2	Corporate Presentation, dated June 5, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: June 5, 2024
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer